  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOLAR THIN FILMS, INC
(Name of small business issuer in its charter)

Common Stock, par value .01 per share
(Title of Class of Securities)

83414A 50 9
(CUSIP Number)

Robert M. Rubin
455 Central Ave., Suite 366
Cedarhurst, NY 11516

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.    83414A 50 9

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Robert M. Rubin

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) Not Applicable

(b) Not Applicable

(3) SEC Use Only

(4) Source of Funds (See Instructions). SC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) –

[ ]

(6) Citizenship – United States of America

Number of	(7) Sole Voting Power – 12,000,0001 shares of Common Stock
Shares
Beneficially	(8) Shared Voting Power – Not Applicable
Owned by Each
Reporting	(9) Sole Dispositive Power – 12,000,000 shares of Common Stock
Person With
(10) Shared Dispositive Power – Not Applicable

(11) Aggregate Amount Beneficially Owned by Each Reporting Person – 12,000,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) – [X] 2

(13) Percent of Class Represented by Amount in Row (11) – 21.84%

(14) Type of Reporting Person (See Instructions)

IN

1 This excludes 1,765,620 shares of Common Stock owned by The Rubin Family Irrevocable Marital Trust, of which Mr. Rubin disclaims beneficial interest in all securities of the Company held by such Trust.
2This excludes 1,765,620 shares of Common Stock owned by The Rubin Family Irrevocable Marital Trust, of which Mr. Rubin disclaims beneficial interest in all securities of the Company held by such Trust

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, $0.01 par value per share of Solar Thin Films, Inc. (the “Company”), a Delaware corporation, with its principal executive offices at 455 Central Ave. Suite 366, Cedarhurst, NY 11516.

Item 2.  Identity and Background

(a)	The Reporting Person is Robert M. Rubin

(b)	Mr. Rubin’s business address is 455 Central Ave. Suite 366, Cedarhurst, NY 11516.

(c)	Mr. Rubin is the Chief Executive Officer of Solar Thin Films, Inc. He is also a Director.

(d)	During the last five years, Mr. Rubin has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Rubin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Rubin’s shares of Common Stock (the “Shares”) to which this statement is being filed were acquired as a result of a Conversion Agreement dated July 13, 2011 pursuant to which the Company issued the Shares as compensation owed to Mr. Rubin for past due salary pursuant to an Employment Agreement dated April 15, 2010.  Pursuant to the aforementioned Employment Agreement, Mr. Rubin was entitled to an aggregate of three hundred sixty thousand ($360,000) dollars in past due salary with respect to the services he provided for the Company between January 1, 2009 and December 31, 2010.

Item 4.  Purpose of Transaction

Mr. Rubin acquired the shares of Common Stock as compensation with respect to the services he provided to the Company between January 1, 2009 and December 31, 2010, and holds the shares of Common Stock for investment purposes.  From time to time, Mr. Rubin may acquire additional shares of Common Stock or dispose of some or all shares of Common Stock owned by him.

Mr. Rubin has no other plans, which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, Mr. Rubin owns of record 12,000,000 shares of Common Stock, or 21.84% of the Company's issued and outstanding shares of Common Stock;

(b)	Mr. Rubin has the power to direct the vote and the power to direct the disposition of the 12,000,000 shares of Common Stock that are owned beneficially by him;

(c)	Not applicable.

(d)	No person other than Mr. Rubin is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities.

(e)	Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.  Material to be filed as Exhibits.

Not Applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2011	By:	/s/ Robert M. Rubin
Robert M. Rubin

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